

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2018

Anil Idnani
Chief Executive Officer
GD Entertainment & Technology, Inc.
1 Bridge Plaza, 2nd Floor
Fort Lee, NJ 07024

> **Re: GD Entertainment & Technology, Inc.**
> **Amendment No. 1**
> **Offering Statement on Form 1-A**
> **Filed April 13, 2018**
> **File No. 024-10811**

Dear Mr. Idnani:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Amendment No. 1 to Form 1-A

Item 1. Issuer Information
Financial Statements, page 4

1.   Please present updated information derived from the financial statements for the most recent period contained in the offering statement.

Cover Page

2.   We note your response to our prior comment 1. Please revise your offering statement to

discuss the factors that you will consider when determining whether to waive the minimum investment amount.

Distribution, page 29

3.   We note your response to our prior comment 11. Please further revise your offering statement to indicate that your offering will not last longer than three years.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations for the Next 12 Months, page 32

4.   We note your response to our prior comment 16. Please revise your offering statement to include the information from your response.

Contingencies, page 33

5.   We note your responses to comments 29 and 31. We note that your consolidated balance sheet as of November 30, 2017 reflects total liabilities of $1,329,518 and that your balance sheet as of February 28, 2018 reflects total liabilities of only $226,727. In light of you inability to obtain certain current financial information and your inability to locate certain loan documents, tell us in detail and disclose your legal basis for not continuing presenting these liabilities in your consolidated balance sheet as of February 28, 2018. In addition, describe for us and disclose your consideration of whether GD Entertainment might be responsible for various material unrecorded liabilities arising before its acquisition by Mr. Idnani; and as required by the Instruction to Item 9(a) to Form 1-A, please address any material uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Business, page 35

6.   We note your response to prior comment 17. Please revise your discussion to clarify how much money you have spent to purchase cryptocurrency mining computers.

7.   We note your response to our prior comment 23. Please make further revisions to your disclosures under your Employees header to clearly indicate that you only have one employee. For example, you still reference "all" of your employees entering into non-disclosure and non-compete agreements.

8.   We note your response to our prior comment 20. Please revise your offering statement to indicate how many machines you own as compared to the machines owned by your clients. Discuss any material arrangements with your clients for the use of their machines.

9.   We note your response to prior comment 18. Please further revise your disclosure to explain how your international customers do not need to be physically present at your

facility, and how their machines can be colocated at your facility without a physical presence.

10. We note your response to prior comment 26. Please include a discussion of the regulations that may apply to your planned cryptocurrency ATM operations. For example, since your ATMs will facilitate transactions in currencies discuss whether U.S. anti-money laundering will be implicated, and if so, how you plan to comply with such regulations.

11. Please revise your offering statement to include the information you provided in your response to our prior comment 21.

Financial Statements
Convertible Notes Payable, page F-9

12. We considered your response to comment 35 and we note that you issued convertible notes during the three months ended February 28, 2018. As previously requested please update your disclosure of convertible notes payable through *each* required reporting period.

Consolidated Statements of Expenses, page F-16

13. We note from pages 38 and 39 that your CEO, Anil Idnani, currently devotes 45 hours per week to GD entertainment, and that you intend to pay him, $350,000 in cash compensation for year end 2018. Tell us why you have not accrued compensation for Mr. Idnani during the three month period ended February 28, 2018.

Consolidated Statements of Cash Flows, page F-17

14. Please revise your Investing Activities and your Financing Activities sections of your statements of cash flows to reflect only items providing or using cash during the reporting period, as appropriate pursuant to ASC 230-10-45-11 through -45-15.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.

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